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212-455-2812	RFENYES@STBLAW.COM

January 26, 2010

VIA EDGAR

Re:	Graham Packaging Company Inc.
Registration Statement on Form S-1
File No.: 333-163956

Ms. Pamela Long

Mr. Dietrich King

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long and Mr. King:

On behalf of Graham Packaging Company Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 22, 2010 (the “comment letter”) relating to Amendment No. 1 to the Registration Statement on Form S-1 filed on January 15, 2010 (the “Registration Statement”). Note that the Company filed Amendment No. 2 to the Registration Statement on January 22, 2010 solely for the purpose of filing Exhibits. We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and generally updates other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the

Securities and Exchange Commission

January 26, 2010

pages of the Amendment No. 3. The responses and information provided below are based upon information provided to us by the Company.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

Reorganization Adjustments, page 45

1.	We note your response to comment 10 in our letter dated January 13, 2010. Please clearly disclose how you are arriving at the assumed pro forma payment amounts. Please show the specific calculations.

The Company has added additional disclosure on page 49 clarifying how it arrived at the assumed pro forma payment amounts.

Selected Financial Data, page 51

2.	Please include the per share information required by Instruction 2 to Item 301 of Regulation S-K.

The Company has added the per share information requested by the Staff on page 56.

Exhibits

3.	Please make arrangements with Deloitte and Touche LLP to provide a consent. Refer to Item 601(b)(23) of Regulation S-K. If their audit report in the next amendment still has a signed preface, the consent may have a signed preface as well, but their consent should be provided.

The Company has included the consent of Deloitte and Touche LLP (with a signed preface) as Exhibit 23.2.

* * * * * * *

Securities and Exchange Commission

January 26, 2010

Please note that we have included certain changes to the Amendment No. 3 other than those in response to the Staff’s comments.

Please call me (212-455-2812) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes